The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Allen J. Mistysyn
Senior Vice President - Finance and
Chief Financial Officer

September 18, 2019

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Gordon
Anne McConnell

Re: The Sherwin-Williams Company
Form 10-K for the Year Ended December 31, 2018 Filed February 22, 2019
Item 2.02 Form 8-K Filed July 23, 2019
Form 10-Q for the Period Ended June 30, 2019 Filed July 24, 2019
File No. 001-04851

Ladies and Gentlemen:

We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams” or "Company") to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated September 4, 2019 regarding your review of Sherwin-Williams’ filings noted above.

For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Year Ended December 31, 2018

Exhibit 13
Note 1 - Significant Accounting Policies - Inventory Accounting Change, page 45

1.
Comment: We note during the fourth quarter of 2018 you made a voluntary change in accounting principle to reduce the number of pools used for determining inventory cost under the last-in, first-out (LIFO) method of accounting for inventory in the United States that you appear to attribute to the acquisition of Valspar. Please more fully explain to us the changes you made. Also,

September 18, 2019

please help us more fully understand how the acquisition of Valspar impacted your inventory pools as we assume you recorded Valspar's inventory at fair value when it was acquired.

Response: Prior to the June 1, 2017 acquisition of The Valspar Corporation (“Valspar”), Sherwin-Williams maintained three LIFO pools for its domestic inventory: Coatings, Specialty and Purchased. Also prior to the acquisition, Valspar accounted for its domestic inventory using LIFO and maintained two pools: Raw Materials and Conversion Costs.

Following the acquisition, and for the year-ended December 31, 2017, the Company applied LIFO using five separate pools: the three unaltered pre-acquisition Sherwin-Williams LIFO pools and two new pools for the acquired Valspar inventory (Valspar Raw Materials and Valspar Conversion Costs). These new pools were representative of the two pre-acquisition Valspar pools. Consistent with the guidance published in the AICPA Issues Paper titled "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories" (November 30, 1984), ("AICPA Issues Paper"), the 2017 pooling structure was based on the “natural business unit pooling method,” which consists of aggregating similar items of inventory into pools. This pooling was consistent with the fact that the inventory of the two organizations (Sherwin-Williams and Valspar) was separately procured, manufactured and maintained during 2017, as efforts to integrate the companies were not undertaken until 2018. Because Valspar inventory was placed into new LIFO pools (for Sherwin-Williams' post-acquisition application of LIFO), the acquired inventory, which was recorded at fair value on the acquisition date, represented the base layers of the two new pools.
After a year of phased integration of elements of the Valspar business, the Company concluded during the fourth quarter of 2018 that it was appropriate under the circumstances to re-evaluate its existing LIFO pools. At that time, only a portion of the Valspar inventory had been physically and systemically integrated into the Company's systems, manufacturing operations and distribution channels. As a result, the Company could have continued to use five pools. However, reducing the number of pools from five to three lessened the potential that further planned integration activities could produce increments or decrements based on movement of similar product types between pools rather than true changes in inventory quantities, which is a risk described in the AICPA Issues Paper. By continuing to use the five pools, artificial integration-driven LIFO liquidations could have been caused by inventory moving out of the Valspar pools and into the Coatings pool. Based on the above and the consistency of product types between Valspar and Sherwin-Williams, the Company concluded that a voluntary change from five pools to the following three pools was preferable: Coatings (primarily manufactured paints, pigments, solvents and resins), Specialty (aerosols, caulks, manufactured brushes and rollers) and Purchased (brushes, ladders, applicators and supplies purchased from third parties). All legacy Sherwin-Williams inventory SKUs remained in the same pools they were previously included in, and inventory from the Valspar Raw Materials and Valspar Conversion Costs pools were placed into the Coatings pool. Valspar inventory did not include aerosol products or outside purchases from third parties.

There was no impact from the change in LIFO pools prior to acquisition as the legacy Sherwin-Williams inventory and related pools were not impacted by the accounting change. In calculating the retrospective application of the accounting change dating back to the acquisition date, the acquired inventory was included as part of the current year purchases in the Coatings pool under the guidance published in the AICPA Issues Paper, which states, “when an acquiring entity has an existing LIFO pool and the acquired inventory is combined into this pool, the fair value of the acquired inventory is included in the current period’s purchases.”

As disclosed in Note 1 of the financial statements contained in Company's 2018 Form 10-K, the retrospective application of the accounting change resulted in a reduction of pre-tax income of $58.9 million for the year ended December 31, 2017. As previously discussed, there was no impact to any period prior to 2017.

September 18, 2019

Note 9 - Other Long-Term Liabilities, page 62

2.
Comment: We note your disclosure on page 32 that you reached a series of agreements with the Environmental Protection Agency for remediation plans with cost estimates at one of your four major sites which required significant environmental provisions to be recorded primarily during the fourth quarter of 2018. We note that SAB Topic 5:Y indicates that environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of such liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or cash flows. It appears to us that you should enhance your disclosures to provide additional information about the agreements with the Environmental Protection Agency that required you to record significant environmental provisions during 2018. It also appears to us you that should enhance your disclosures to explain the specific facts and circumstances that resulted in the increase in the amount of reasonably possible additional losses as well as how such amounts are determined. In this regard, we note that the amount you accrued during the fourth quarter of 2018, which related to one of four primary sites, exceeded the amount of reasonably possible additional losses you disclosed as of September 30, 2018 and we also note that, subsequent to the accruals in 2018, you disclose additional reasonably possible losses. Your disclosures should also include a discussion of the material components of the amount you accrued as well as the significant assumptions underlying your estimates. Refer to SAB Topic 5:Y for additional information.

Response: The Company has developed an accrual process for environmental-related loss contingencies in accordance with ASC 410-30 and 450. Accordingly, the Company recognizes a liability as the costs become reasonably estimable. At the early stages of the estimation process, certain aspects of the overall liability may not be reasonably estimable, such as remediation activity and implementation costs. Remediation activity and implementation costs based on information gathered during the Remedial Investigation ("RI") phase are reasonably estimable once sufficient progress has been made in preparation of an Environmental Feasibility Study ("FS") to be submitted to the United States Environmental Protection Agency ("EPA"). The costs associated with the remediation alternatives are used to develop an estimated loss. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount with the range, the lower end of the range is recorded as an accrual in accordance with ASC 450-20-25-5. Based on its experience, the Company believes that the portion of the environmental-related loss contingency related to remediation activities cannot be reasonably estimated until potential alternatives have been substantially considered during the FS preparation process. It should be noted that the remediation loss estimate range is continually refined after the FS has been submitted.

Four of the Company’s currently and formerly owned manufacturing sites ("Major Sites") account for the majority of the accrual for environmental-related activities, which includes the Gibbsboro, New Jersey site ("Gibbsboro"). Gibbsboro, which is our largest and most complex site, has been divided by the EPA into six operable units ("OUs") based on location and characteristics. At the third quarter 2018 reporting date, four of the six OUs had completed the RI phases and submitted an FS. The Ground Water OU was in early stage investigation with remediation activity and implementation costs reasonably estimated. Sufficient progress had not been made with respect to the Waterbodies OU in order to reasonably estimate the remediation activity and implementation costs portion of the liability.

During the fourth quarter of 2018, the Company continued its dialogue with the EPA and made enough progress regarding material aspects of the remedial action plan for the Waterbodies OU, which enabled the development of a range of estimates. A remediation accrual representing the low end of the reasonably estimable range was therefore recorded in the fourth quarter of 2018.

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As noted in the Staff's comment, the goal of SAB Topic 5:Y is to provide detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of significant environmental remediation liabilities to prevent the financial statements from being misleading and to fully inform readers regarding the range of reasonably possible outcomes that could have a material effect on the financial condition, results of operations, or cash flows. Per SAB Topic 5:Y, necessary footnote disclosures may include the following related to environmental remediation liabilities:

1.	Circumstances affecting the reliability and precision of loss estimates.

2.	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

3.
Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established.

4.	Disclosure of the nature and terms of cost-sharing arrangements with other potentially responsible parties.

5.
The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery.

6.	Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers.

7.	The time frame over which the accrued or presently unrecognized amounts may be paid out.

8.	Material components of the accruals and significant assumptions underlying estimates.

The Company believes that its disclosures in the Other Long-Term Liabilities Notes to the financial statements contained in both its June 30, 2019 Form 10-Q and 2018 Form 10-K satisfy the criteria outlined in SAB Topic 5:Y, as applicable. Requirements 1, 2, 3, and 8 are disclosed in detail within the footnote disclosures. Requirements 4, 5 and 6 are either not applicable or immaterial to the Company, as the Company does not enter into any significant cost sharing agreements or have any significant insurance indemnification, or other arrangements that could result in a material recovery of unrecognized contingent losses. The Company is unable to estimate a time frame over which accrued or presently unrecognized amounts may be paid out; however, that fact is disclosed in accordance with requirement 7, including documentation regarding the uncertainties that result in the Company's inability to develop a time frame estimate.

Although the Company believes its current disclosures satisfy the criteria outlined in SAB Topic 5:Y, in future forms 10-Q and 10-K, the Company will enhance its Other Long-Term Liabilities note in accordance with the Staff's comment. Below is the Company's proposed disclosure for the third quarter of 2019 using information as of the second quarter of 2019 for illustrative purposes, which has been marked to show changes from the Company's Form 10-K disclosure to facilitate the Staff's review. The Company will present the following enhanced disclosure in both its future Forms 10-Q and 10-K filings.

NOTE 8 - OTHER LONG-TERM LIABILITIES
The operations of the Company, like those of other companies in ~~our~~ its industry, are subject to various domestic and foreign environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

The Company is involved with environmental investigation and remediation activities at some of its currently and formerly owned sites (including sites which were previously owned and/or

September 18, 2019

operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.

The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs, which are not discounted, are determined based on currently available facts regarding each site. If the ~~best estimate of~~ reasonably estimable costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. ~~Included in~~ At June 30, 2019 and 2018, the Company had accruals reported on the Company's balance sheet as Other long-term liabilities ~~at June, 2019 and 2018 were accruals for extended environmental-related activities~~ of $319.7 million and $215.1 million, respectively. ~~Included in Other accruals at June 30, 2019 and 2018 were accruals for estimated~~ Estimated costs of current investigation and remediation activities of $51.0 million and $27.0 million are included in Other accruals at June 30, 2019 and 2018, respectively. ~~See Note 10 regarding provisions for environmental matters-net and related increases to the environmental accrued liabilities at June 30,2019.~~

Actual costs incurred may vary from the accrued estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. If the Company’s future loss contingency is ultimately determined to be at the unaccrued maximum of the estimated range of possible outcomes for every site for which costs can be reasonably estimated, the Company’s accrual for environmental-related activities would be $117.7 million higher than the minimum accruals at June 30, 2019. Additionally, costs for environmental-related activities may not be reasonably estimable at early stages of investigation and therefore would not be included in the unaccrued maximum amount.

Four of the Company’s currently and formerly owned manufacturing sites ("Major Sites") account for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at June 30, 2019. At June 30, 2019, $319.1 million, or 86.1 percent of the total accrual, related directly to ~~these four sites~~ the Major Sites. In the aggregate unaccrued maximum of $117.7 million at June 30, 2019, $92.8 million, or 78.8 percent, related to the ~~four manufacturing sites~~ Major Sites. The significant cost components of this liability continue to be related to remedy implementation, regulatory agency interaction, project management and other costs. While different for each specific environmental situation, these components generally each account for approximately 85%, 10%, and 5%, respectively, of the accrued amount and those percentages are subject to change over time. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

September 18, 2019

The largest and most complex of the Major Sites is the Gibbsboro, New Jersey site ("Gibbsboro") which comprises the substantial majority of the environmental-related accrual. Gibbsboro, a former manufacturing plant, and related facilities, which ceased operations in 1978, has had various facilities included on the National Priorities List since 1999. This location has soil, waterbodies, and groundwater contamination related to the historic operations of the facility. Gibbsboro has been divided by the Environmental Protection Agency ("EPA") into six operable units ("OUs") based on location and characteristics, whose investigation and remediation efforts are likely to occur over an extended period of time. Each of the OUs are in various phases of investigation and remediation with the EPA that provide enough information to reasonably estimate cost ranges and record environmental-related accruals. The most significant assumptions underlying the reliability and precision of remediation cost estimates for the Gibbsboro site are the types and extent of contamination.

Excluding the four Major Sites making up the majority of the accrual, no sites are individually material to the total accrual balance. There are multiple, future events yet to occur, including further remedy selection and design, remedy implementation and execution, and securing applicable governmental agency approvals, all of which have the potential to contribute to the uncertainty surrounding these future events. As these events occur and to the extent that the cost estimates of the environmental remediation change, the existing reserve will be adjusted.

Management cannot presently estimate the ultimate potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. Unasserted claims could have a material effect on the Company's loss contingency as more information becomes available over time. At June 30, 2019, the Company did not have material loss contingency accruals related to unasserted claims. Management does not expect that a material portion of unrecognized loss contingencies will be recoverable through insurance, indemnification agreements or other sources. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. ~~Management~~ Moreover, management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended ~~period~~ length of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.

Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the ~~indefinite~~ indeterminate amount of time to conduct investigation activities at any site, the ~~indefinite~~ indeterminate amount of time to obtain environmental agency approval, as necessary, with respect to investigation and remediation activities, and the ~~indefinite~~ indeterminate amount of time necessary to conduct remediation activities.

The Asset Retirement and Environmental Obligations Topic of the ASC requires a liability to be recognized for the fair value of a conditional asset retirement obligation if a settlement date and fair value can be reasonably estimated. The Company recognizes a liability for any conditional asset retirement obligation when sufficient information is available to reasonably estimate a settlement date to determine the fair value of such a liability. The Company has identified certain conditional asset retirement obligations at various current and closed manufacturing, distribution and store facilities. These obligations relate primarily to asbestos abatement, hazardous waste Resource Conservation and Recovery Act (RCRA) closures, well abandonment, transformers and used oil disposals and underground storage tank closures. Using investigative, remediation and disposal methods that are currently available to the Company, the estimated costs of these

September 18, 2019

obligations were accrued and are not significant. The recording of additional liabilities for future conditional asset retirement obligations may result in a material impact on net income for the annual or interim period during which the costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its conditional asset retirement obligations will have a material adverse effect on the Company’s financial condition, liquidity, or cash flow due to the extended period of time over which sufficient information may become available regarding the closure or modification of any one or group of the Company’s facilities. An estimate of the potential impact on the Company’s operations cannot be made due to the aforementioned uncertainties.

Form 8-K Filed July 23, 2019
General

3.
Comment: We note you include adjustments in your non-GAAP financial measure, Adjusted diluted net income per share, that you identify as acquisition-related costs and that you also disclose such amounts in MD&A in your exchange act filings. Please tell us, and revise your filings to disclose and discuss, the specific nature of these adjustments. Please specifically address the nature of the integration costs, including if and how they are related to the restructuring costs disclosed in your exchange act filings and where they are recorded in your financial statements. Please also specifically address the nature of the purchase accounting impacts, including what they relate to and where they are recorded in your financial statements.

Response: As noted in the introduction to the Regulation G Reconciliation in the Company's earnings release furnished as an Exhibit to the Company's July 23, 2018 Form 8-K, the Company's management believes that investors' understanding of the Company's operating performance is enhanced by the disclosure of net income per share excluding Valspar acquisition-related costs. The two categories of acquisition-related costs are described below.

Integration costs are included in Cost of goods sold and Selling, general and administrative expenses and consist primarily of the following:

•	Professional service expenses
•Salaries and other employee-related expenses dedicated directly to the integration effort
•Severance expense related to the restructuring of operating businesses

▪	This expense is also included in the Company's Exit or Disposal Activities note (Note 6 to the financial statements contained in the Company's June 30, 2019 Form 10-Q)
•Severance expense for overlapping administrative positions

•	IT-related expenses for system conversions

•	Impact of the inventory accounting policy change (2018 only; refer to response to first comment)

•	Inventory obsolescence expenses resulting from SKU rationalization

Purchase accounting impacts consist primarily of the following:
•Amortization of acquired intangible assets recorded in Amortization

•	Amortization of fixed asset valuation step-ups recorded in Cost of goods sold and Selling, general and administrative expenses (primarily in 2017 and 2018)

•	Amortization of inventory valuation step-up recorded in Cost of goods sold (2017 and 2018 only)

September 18, 2019

Although the Company believes its current disclosure satisfy the criteria outlined in Regulation G for non-GAAP measures, in future filings, the Company will clarify the nature of these acquisition-related expenses in accordance with the Staff's comment. Below is the Company's proposed disclosure for the third quarter 2019 using information as of the second quarter of 2019 for illustrative purposes, which has been marked to show changes from the Company's second quarter 2019 disclosure to facilitate the Staff's review.

Regulation G Reconciliation

	Three Months	Six Months	Year Ended
	Ended	Ended	December 31, 2019
	June 30,	June 30,	(guidance)
	2019	2019	Low	High

Diluted net income per share	$5.03	$7.65	$16.14	$17.14

Tax credit investment loss	0.79	0.79	0.79	0.79
Pension plan settlement expense		0.27	0.27	0.27
Other non-operating expenses	0.79	1.06	1.06	1.06

Integration costs [1]	0.12	0.19	0.56	0.56
~~Purchase accounting impacts~~ Acquisition-related amortization [2]	0.63	1.27	2.64	2.64
Total acquisition costs	0.75	1.46	3.20	3.20

Adjusted diluted net income per share	$6.57	$10.17	$20.40	$21.40

[1] Integration costs consist primarily of professional service expenses, salaries and other employee-related expenses dedicated directly to the integration effort, and severance expense. These costs are included in Selling, general and administrative and other expenses and Cost of goods sold.

[2] Acquisition-related amortization consists primarily of the amortization of intangible assets related to the Valspar acquisition and is included in Amortization.

MD&A
Second quarter 2019 diluted net income per share included a $.75 per share charge for acquisition-related costs and a $.79 per share charge for a tax credit investment loss. Currency translation rate changes decreased diluted net income per share in the second quarter by $.03 per share. Second quarter 2018 diluted net income per share included charges of $1.23 and $.25 per share from acquisition-related costs and environmental expense provisions, respectively. Acquisition-related costs consist of integration costs (professional service expenses, salaries and other employee-related expenses dedicated directly to the integration effort, severance expense, etc. included in Selling, general and administrative and other expenses and Cost of goods sold) and amortization of acquired intangible assets (included in Amortization).
[Subsequent references to acquisition-related costs will be referred to as "Acquisition-related costs" to correspond to the definition above.]

September 18, 2019

Form 10-Q for the Period Ended June 30, 2019

Note 11 - Income Taxes, page 16

4.
Comment: We note your disclosure here and in the Form 8-K filed on June 28, 2019 that you invested in federal renewable energy tax credit funds exclusively with DC Solar Solutions, Inc. and certain of its affiliates during 2011 and 2013 through 2017. In December 2018, you initiated an investigation after becoming aware of an ongoing investigation by federal authorities, which included the seizure of DC Solar’s assets. Further, in February 2019, DC Solar filed for Chapter 11 (reorganization) bankruptcy protection, which was subsequently converted to Chapter 7 (liquidation) in March 2019. You stated that it did not appear reasonably possible that a material loss had occurred in the first quarter of 2019; however, in the second quarter of 2019, you determined it is more likely than not that the tax benefits expected to be received related to these investments would no longer be ultimately realizable and recognized a charge of approximately $74 million to reflect the entire loss of the investment with DC Solar and the related expected tax benefits.

Given that you were aware of the investigation in December 2018 and the fact that DC Solar was in Chapter 7 bankruptcy in March 2019, please address the following:

i.	Tell us what if any disclosure you provided in your 2018 Form 10-K and 3/31/19 Form 10-Q related to this contingency or explain to us how you determined no disclosures were required by ASC 450;

ii.
More fully explain to us the specific reasons why you did not believe a loss was probable and reasonably estimable when you filed your 3/31/19 Form 10-Q and tell us the specific events that occurred subsequent to that date that resulted in you recording a loss during the second quarter of 2019; and

iii.	More fully explain to us the increase in unrecognized tax benefits at June 30, 2019 and the potential impact they could have on your financial statements.

Response: As described below, prior to the second quarter of 2019, there was sufficient evidence to support a "more-likely-than-not" tax position under ASC 740. During the second quarter of 2019, based on new information described below, the Company's management no longer believed there was sufficient evidence to support a "more-likely-than-not" tax position and all related positions were derecognized.

Background
The Company invested in legal entities (“Funds”) that purchased mobile solar generators (“MSGs”) from DC Solar. The Funds hold title to MSGs and have not filed for bankruptcy protection. In order to generate federal renewable energy tax credits, the MSGs owned by the Funds generally must have been (1) manufactured, (2) placed in service, and (3) appropriately valued. At the time the Company invested in the Funds, it reasonably relied upon professional certifications, legal and tax opinions and appraisals to conclude that the MSGs were manufactured, placed in service and appropriately valued.

In late December 2018, the Company became aware of allegations of potential fraudulent conduct by DC Solar and an ongoing investigation by federal authorities of DC Solar and its various principals, including Jeff and Paulette Carpoff. The Company retained legal representation and began cooperating with the authorities regarding their investigation. In February 2019, DC Solar and the Carpoffs filed for bankruptcy reorganization, which was later converted to a bankruptcy liquidation in March 2019.

Because the MSGs were owned by the Funds and not by DC Solar or the Carpoffs, neither the investigation nor the bankruptcy filings were determinative regarding whether the Company’s tax benefits previously claimed would be sustained. As the sole investor in each of these earlier Funds, the Company believed that most of the MSGs had been manufactured and placed in service, and the Company began investigating those issues, as well as issues associated with the valuation of the MSGs. The Company has been working both with its own attorneys and advisors and with other fund investors

September 18, 2019

and their attorneys and advisors to investigate the facts relating to its Fund investments since becoming aware of the fraud allegations in December 2018. On or about March 11, 2019, the Company joined other DC Solar investors to locate and take control of the MSGs. On March 21, 2019, the group of investors hired Great American Insurance Group ("Great American") to conduct an inventory of the MSGs.

On or about April 17, 2019, Great American provided its preliminary inventory and reported that it had located 1,048 of the 1,500 MSGs owned by the Funds. An additional 87 units were located during the second quarter of 2019 (bringing the total units found to 1,135). Great American’s efforts to locate MSGs and to determine ownership continues, with an additional 200 units currently being examined for VIN numbers. As a result, at the time of filing the first quarter Form 10-Q, the Company believed that the tax benefits regarding the investments in the Funds remained more-likely-than-not realizable.

On or about May 10, 2019, in response to government allegations regarding the accuracy of appraisals of the MSGs, the Company joined other DC Solar fund investors in engaging a third-party consultant to provide assistance with the fair market valuation of the MSGs. On or about May 28, 2019, the Company received preliminary valuation information. The Company also learned of additional allegations regarding activities by the Carpoffs and others associated with DC Solar. In June 2019, the Company's management determined that enough uncertainty existed that it no longer believed it had sufficient evidence to support a “more-likely-than-not” tax position regarding the Company's investments in the Funds. The Company therefore decided to derecognize all federal tax benefits previously claimed relating to the Funds.

The facts relating to Company investments in the Funds continue to be developed and there are, and will continue to be, material differences in facts relevant to each Fund, as well as to funds owned by other investors. The ultimate tax results relating to the Company's investments continue to be uncertain. The Company’s management will continue to use its best judgment based upon the facts and circumstances related to the Company's investments in the Funds when determining the scope and timing of disclosures. The Company continues to participate with other fund investors to gather facts and obtain expert advice in assessing its tax position in these investments.

Comment 4.i
At December 31, 2018, $2.4 million in unrecognized tax benefits and interest related to a specific Fund under IRS audit was included in the Company's unrecognized tax benefits disclosed in Note 15 to the financial statements contained in the Company's 2018 10-K. During the first quarter of 2019, the Company derecognized an additional $4.5 million of previously recognized tax benefits related to potential recapture of solar credits that the Company believed were potentially at risk due to the investigation. The investments in the Funds were fully amortized under ASC 740 as of the end of 2017.

Comment 4.ii
In accordance with ASC 740, the Company initially recognizes the financial statement effects of a tax position when it is more likely than not that the position, based on its technical merits, will be sustained upon examination. The evidence that is necessary and appropriate to support Company management’s assessment of a tax position is a matter of judgment based upon all of the facts and circumstances. The Company’s subsequent measurement of a tax position is a matter of judgment based upon all the facts and circumstances available at quarterly reporting dates.

Prior to the second quarter of 2019, the facts, circumstances and information available supported that the "more-likely-than-not" recognition criteria had been met. The MSGs were owned by the Funds and not by DC Solar or the Carpoffs. In addition, as an investor in earlier Funds and based on the internal investigation discussed above, the Company believed that the MSGs owned by most of its Funds had been manufactured and placed in service.

September 18, 2019

During the second quarter of 2019, the Company received preliminary valuation information from a third-party consultant and learned of additional allegations regarding activities by the Carpoffs and other associated with DC Solar. In June 2019, the Company's management determined that enough uncertainty existed that it no longer believed it had sufficient evidence to support a “more-likely-than-not” tax position regarding the Company's investments in the Funds. The Company therefore derecognized all federal tax benefits previously claimed relating to the Funds.

Comment 4.iii
The Company recognized an expense of $76.7 million related to the Funds, $69.8 million of which was included in the income tax provision for the second quarter of 2019. The expense was largely comprised of solar tax credits. As of June 30, 2019, the Company's investments in the Funds were fully amortized and the solar credits previously recognized, and all tax benefits related to losses generated by the Funds, were fully derecognized by the Company and reflected in the Company’s balance of unrecognized tax benefits under ASC 740.

The table below summarizes the financial statement impact.

(in millions)

Total expense related to the reversal of tax benefits from the Funds	$76.7

Expense recorded to unrecognized tax benefit accrual prior to Q2 2019:
Recognized in Q4 2018	2.4
Recognized in Q1 2019	4.5
Total	$6.9

Expense recognized in Q2 2019	$69.8
Expense recognized in the first six months of 2019 (disclosed in note 11)	$74.3

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2066.

Sincerely,

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer